123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

July 8, 2008

United States Securities and Exchange Commission
Attn: H. Christopher Owings
100 F Street, NE
Washington, DC 20549

RE:
AutoZone, Inc.
Form 10-K for Fiscal Year Ended August 25, 2007
Filed October 22, 2007
Definitive Proxy Statement filed on Schedule 14 A
Filed October 22, 2007
Written Response Filed May 8, 2008
File No. 1-10714

Dear Mr. Owings:

Below is our response to your questions in your letter dated June 25, 2008. We have repeated your question and replied in bold immediately under the question.

Form 10-K for Fiscal Year Ended August 25, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.
We note your response to comment one in our letter dated April 17, 2008. Please provide the referenced overview and your proposed disclosures that you plan to provide in your Form 10-K for the fiscal year ending August 30, 2008.

AutoZone response:

To address the Staff’s comment, we will include the overview below at the beginning of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in our Form 10-K for the fiscal year ending August 30, 2008. The discussion below is for illustrative purposes only and is based on year-to-date actual results through the end of our third fiscal quarter. The wording of our actual full-year disclosure may differ depending on results of our fourth fiscal quarter of this year.

Executive Summary

AutoZone achieved solid performance in fiscal 2008 delivering record earnings of $XXX and sales growth of $XXX over the prior year. We completed the fiscal year with solid growth in our commercial sales and a slight deceleration in our retail sales. We are encouraged by the increase in our commercial business and remain focused on strengthening our retail business. We believe the challenging macro environment, including increases in gas prices, the credit crisis and higher unemployment, has impacted our customers. Based on the current macro environment, we continue to communicate to our customers our extensive product categories that are focused on improving gas mileage and saving money by performing maintenance on their vehicles.

We believe the two statistics that have the closest correlation to our market growth are miles driven and the number of seven year old or older vehicles on the road. Miles driven declined for calendar year 2007 and have deteriorated further during calendar year 2008. We believe higher gas prices have contributed to these trends. Conversely, the number of older vehicles (seven years old or older) on the road has been increasing. We currently do not believe the combined impact of these trends to be material to our business.

Key Initiatives — During fiscal 2008, we continued to reinforce the importance of improving the customer shopping experience by focusing on continuous training on product knowledge, leadership and most importantly, our culture of customer satisfaction. Additionally, we made steady progress on another key operating priority, refinement of our parts assortment. We made enhancements to our merchandise assortment planning tools and with enhanced category line reviews; we were able to increase retails, which helped to mitigate the exposure to our business from increased commodity prices. Lastly, we continued to gain traction on our new electronic parts catalogue, Z-net, by improving its capabilities and highlighting this customer service enhancement in our marketing campaign.

While we continue to see our customers being more cautious with their buying habits and understand we are in a challenging environment, we are well positioned moving into fiscal 2009 and are confident we can continue offering a value proposition that matters for our customer.

Form 10-Q

Additionally, to address the Staff’s comment in the letter dated April 17, 2008, we included the following paragraph at the beginning of MD&A in our Form 10-Q for the quarter ended May 3, 2008, filed on June 12, 2008.

Executive Summary

Our operating income for the thirty-six weeks ended May 3, 2008 increased 4.5% over the comparable prior year period. We completed the quarter with solid growth trends in our commercial business and slight deceleration in our retail sales. We gained traction in our key initiatives, which are focused on improving our “in-store” customer shopping experience, increasing our AutoZoner training efforts and accelerating commercial growth strategies. We believe the challenging macro environment, including increases in gas prices, the credit crisis and higher unemployment, has impacted our customers. Based on the current macro environment, we continue to communicate to our customers our extensive product categories that are focused on improving gas mileage and saving money by performing maintenance on their vehicles.

We believe the two statistics that have the closest correlation to our market growth are miles driven and the number of seven year old or older vehicles on the road. Miles driven declined for calendar year 2007 and have deteriorated further during calendar year 2008. We believe higher gas prices have contributed to these trends. Conversely, the number of older vehicles (seven years old or older) on the road has been increasing. We currently do not believe the combined impact of these trends to be material to our business.

Definitive Proxy Statement filed on Schedule 14A

Compensation of Directors, page 9

2.	We note your response to comment two in our letter dated April 17, 2008. Please provide to us your proposed introductory paragraph to the narrative that accompanies the Directors compensation table.

AutoZone response:

In order to comply with the comment contained in your letter dated April 17, 2008, beginning with our Proxy Statement for the Annual Meeting of Shareholders in December, 2008 and future filings, as applicable, we will revise our disclosure concerning compensation of directors to add an introductory paragraph substantially similar to the following:

Directors may select at the beginning of each calendar year between two pay alternatives. The first alternative includes an annual retainer fee of $40,000 and a stock option grant. The second alternative includes an annual retainer of $40,000, a supplemental retainer fee of $35,000, and a smaller stock option grant. The second alternative was added in 2008 to make the director compensation package more attractive to potential director candidates (and existing directors) who, in a given year, might prefer a higher percentage of fixed compensation.

Directors electing either alternative receive a significant portion of their compensation in AutoZone common stock, since at least one-half of the base retainer and, if applicable, one-half of the supplemental retainer must be paid in AutoZone common stock or stock units.

Executive Compensation, page 17

Base Salary, page 19

3.
We note your response to comment three in our letter dated April 17, 2008. Please provide us with your proposed disclosure. In this regard, please discuss why you choose the midpoint of 95% of the broader market in setting base salaries.

AutoZone response:

This feedback is helpful, in that it points out that the phrase “midpoint of 95% of the broader market” is not precise enough to convey the intended meaning. We will clarify that, in updating salary ranges as median pay levels in the competitive market change, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. We will explain that this positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In order to comply with the comment contained in your letter dated April 17, 2008, beginning with our Proxy Statement for the Annual Meeting of Shareholders in December, 2008 and future filings, as applicable, we will revise our disclosure concerning base salary to include narrative substantially similar to the following:

Base Salary.  Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group’s help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone uses surveys published by Mercer and Hewitt Associates, among others, for this purpose, as discussed below. The salary ranges which apply to the named executive officers are part of the structure applicable to thousands of AutoZone employees.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

•	base salaries

•	variable compensation

•	total annual cash compensation

•	long-term incentive compensation

•	total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position “matched”, the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the named executive officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone’s employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the named executive officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Committee considers are individual performance, Company performance, individual tenure, position tenure, and succession planning. The Hay Group, Mercer and Hewitt Associates surveys are utilized primarily to provide comparative data.

AutoZone, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone Inc.

By: /s/ WILLIAM C. RHODES, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)